Exhibit 99.1

News Release
B2Gold Corp. Launches Private Offering of US$225 Million of Convertible Senior Subordinated Notes

Vancouver, August 19, 2013 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) announced today that it is offering US$225 million aggregate principal amount of convertible senior subordinated notes due 2018 (the "Notes") to "qualified institutional buyers" in accordance with the Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”).  The Company intends to use the net proceeds from the sale of the Notes for general corporate purposes.

B2Gold expects to grant the initial purchasers of the Notes a 30-day option to purchase up to an additional US$33.75 million aggregate principal amount of Notes to cover over-allotments, if any.

The Notes will bear cash interest payable semi-annually in arrears at a fixed rate and be convertible by holders under certain circumstances.  B2Gold currently expects that upon conversion, B2Gold may elect to settle the Notes by paying or delivering, as the case may be, B2Gold common shares (“shares”) or, subject to the satisfaction of certain conditions, cash or a combination of cash and shares.

The Notes, and the shares into which the Notes are convertible, have not been and will not be registered under the Securities Act or qualified by a prospectus in Canada.  The Notes and the shares may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from registration under the Securities Act.  Offers and sales in Canada will be made only pursuant to exemptions from the prospectus requirements of applicable Canadian provincial securities laws.

This news release is neither an offer to sell nor the solicitation of an offer to buy the Notes or any other securities and shall not constitute an offer to sell or solicitation of an offer to buy, or a sale of, the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold, please contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Investor Relations Associate
604-681-8371	604-681-8371

Neither The Toronto Stock Exchange nor the NYSE MKT approves or disapproves the information contained in this News Release.

Cautionary Notice Regarding Forward-Looking Statements:
Certain statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as "expects", "anticipates", "plans", projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the proposed terms of the offering, the exercise of the over-allotment option, the proposed closing of the offering and the anticipated use of proceeds. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, risks relating to: market risk, the need to negotiate a purchase agreement with the initial purchasers of the Notes and to satisfy the conditions set forth in the purchase agreement for the Notes and the need to satisfy regulatory and legal requirements with respect to the offering, in addition to the other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov, respectively.

The Company's forward-looking statements are based on what the Company's management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. The Company's forward-looking statements reflect current expectations regarding future events and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.